Exhibit 99.1

TSX/NYSE/PSE: MFC SEHK: 945	C$ unless otherwise stated

TORONTO, ON – June 24, 2024 – Manulife Financial Corporation (“Manulife” or the “Company”) is hosting an Investor Day in Hong Kong and Jakarta, starting at 8:30 a.m. Hong Kong time on June 25 (8:30 p.m. June 24 eastern time). During this three-day event, senior management will showcase Manulife’s record of successful execution of our strategy, highlight our transformation and speak to our right to win. Discussions will show how Manulife is uniquely positioned to achieve our financial targets and reinforce the attractive opportunities and strong momentum across our global businesses.

Roy Gori, President and Chief Executive Officer of Manulife, said: “We are a radically different company today than when we began our transformation journey in 2017. We significantly strengthened the foundations of our company through organic and inorganic actions, while delivering superior financial results and an industry-leading total shareholder return.”

“We are raising the bar and increasing our core ROE1 target to 18% plus by 2027. In addition, given the strength of our cash generation, we are introducing a new target on remittances2, where we expect to generate more than $22 billion of cumulative remittances by the end of 2027. I am convinced that the best is still ahead of us, and I am optimistic about our ability to continue to deliver value to our shareholders.3”

Webcast, supporting materials and agenda

To register and attend the live webcast for select presentations and Q&A panel discussions, visit www.manulife.com/InvestorDay. Presentation slides, event agenda and presenter biographies are available on our website at www.manulife.com/InvestorDay. Archived webcast recordings, supporting materials and transcripts will also be available on our website following the event. Presentations and panel discussions are outlined in the tables below, including the approximate start time.

Day One: Tuesday June 25 in Hong Kong

Local Time	Eastern Time	Session	Presenter / Panelist

8:30 a.m.	8:30 p.m. Jun 24	CEO presentation	Roy Gori

9:00 a.m.	9:00 p.m. Jun 24	CFO presentation	Colin Simpson

9:30 a.m.	9:30 p.m. Jun 24	Q&A panel: Enterprise strategy and pathway to raising the bar	Roy Gori, Colin Simpson, Marc Costantini

10:45 a.m.	10:45 p.m. Jun 24	Global WAM presentation	Paul Lorentz

11:30 a.m.	11:30 p.m. Jun 24	Q&A panel: Global WAM	Paul Lorentz, Michael Dommermuth, Aimee DeCamillo

1:15 p.m.	1:15 a.m. Jun 25	Asia presentation	Phil Witherington

1:45 p.m.	1:45 a.m. Jun 25	Global High-Net-Worth presentation	Jean Wong

2:15 p.m.	2:15 a.m. Jun 25	Asia markets showcase: Singapore, Vietnam & Other Emerging Markets[4]	Kah Siang Khoo, Venice Chan, Sachin N. Shah

Local Time	Eastern Time	Session	Presenter / Panelist

3:15 p.m.	3:15 a.m. Jun 25	Q&A panel: Asia	Phil Witherington, Jean Wong, Kah Siang Khoo, Venice Chan, Sachin N. Shah

Day Two: Wednesday June 26 in Hong Kong

Local Time	Eastern Time	Session	Presenter / Panelist

8:45 a.m.	8:45 p.m. Jun 25	Asia markets showcase: Hong Kong[4]	Patrick Graham, Calvin Chiu

10:00 a.m.	10:00 p.m. Jun 25	Fireside chat with CEO, DBS Group	Roy Gori, Piyush Gupta (DBS)

11:00 a.m.	11:00 p.m. Jun 25	Digital Customer Leader (DCL) presentation & generative AI lab	Karen Leggett, Jodie Wallis

11:30 a.m.	11:30 p.m. Jun 25	Canada presentation	Naveed Irshad

12:00 p.m.	12:00 a.m. Jun 26	U.S. presentation	Brooks Tingle

12:15 p.m.	12:15 a.m. Jun 26	Q&A panel: Canada, U.S. and enterprise DCL strategy	Roy Gori, Karen Leggett, Naveed Irshad, Brooks Tingle

Day Three: Thursday June 27 in Jakarta

Local Time	Eastern Time	Session	Presenter / Panelist

9:15 a.m.	9:15 p.m. Jun 26	Asia markets showcase: Indonesia[4]	Ryan Charland, Afifa

Media Inquiries	Investor Relations
Cheryl Holmes	Hung Ko
(416) 557-0945	(416) 806-9921
Cheryl_Holmes@manulife.com	Hung_Ko@manulife.com

[1]	Core return on common shareholders’ equity (“core ROE”) is a non-GAAP ratio.
[2]	For more information on remittances, see “Non-GAAP and other financial measures” below.
[3]	See “Caution regarding forward-looking statements” below.
[4]	Asia markets showcase presentations are not available through live webcast; presentation slides are posted on Investor Day webpage for reference.

Non-GAAP and other financial measures

The Company prepares its Consolidated Financial Statements in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board. We use a number of non-GAAP and other financial measures to evaluate overall performance and to assess each of our businesses. This section includes information required by National Instrument 52-112 – Non-GAAP and Other Financial Measures Disclosure in respect of “specified financial measures” (as defined therein).

Non-GAAP ratios in this document include core return on common shareholders’ equity (“core ROE”).

Other specified financial measures in this document include remittances.

Non-GAAP financial measures and non-GAAP ratios are not standardized financial measures under GAAP and, therefore, might not be comparable to similar financial measures disclosed by other issuers. Accordingly, they should not be considered in isolation or as a substitute for any other financial information prepared in accordance with GAAP. For more information on non-GAAP financial measures and non-GAAP ratios, including those measures referred to above, see the section “Non-GAAP and other financial measures” of our Management’s Discussion & Analysis for the year ended December 31, 2023, which is incorporated by reference and available on the SEDAR+ website at www.sedarplus.ca.

CAUTION REGARDING FORWARD-LOOKING STATEMENTS:

From time to time, Manulife makes written and/or oral forward-looking statements, including in this document. In addition, our representatives may make forward-looking statements orally to analysts, investors, the media and others. All such statements are made pursuant to the “safe harbour” provisions of Canadian provincial securities laws and the U.S. Private Securities Litigation Reform Act of 1995.

The forward-looking statements in this document include, but are not limited to, statements with respect to the Company’s strategic priorities and targets; and also relate to, among other things, our objectives, goals, strategies, intentions, plans, beliefs, expectations and estimates, and can generally be identified by the use of words such as “will”, “expect”, “estimate”, “believe”, “plan”, “objective”, “continue”, and “goal”, (or the negative thereof) and words and expressions of similar import, and include statements concerning possible or assumed future results. Although we believe that the expectations reflected in such forward-looking statements are reasonable, such statements involve risks and uncertainties, and undue reliance should not be placed on such statements and they should not be interpreted as confirming market or analysts’ expectations in any way.

Certain material factors or assumptions are applied in making forward-looking statements and actual results may differ materially from those expressed or implied in such statements.

Important factors that could cause actual results to differ materially from expectations include but are not limited to: general business and economic conditions (including but not limited to the performance, volatility and correlation of equity markets, interest rates, credit and swap spreads, currency rates, investment losses and defaults, market liquidity and creditworthiness of guarantors, reinsurers and counterparties); the severity, duration and spread of the COVID-19 outbreak, as well as actions that may be taken by governmental authorities to contain COVID-19 or to treat its impact; changes in laws and regulations; changes in accounting standards applicable in any of the territories in which we operate; changes in regulatory capital requirements applicable in any of the territories in which we operate; execute strategic plans and changes to strategic plans; downgrades in our financial strength or credit ratings; our ability to maintain our reputation; impairments of goodwill or intangible assets or the establishment of provisions against future tax assets; the accuracy of estimates relating to morbidity, mortality and policyholder behaviour; the accuracy of other estimates used in applying accounting policies, actuarial methods and embedded value methods; our ability to implement effective hedging strategies and unforeseen consequences arising from such strategies; our ability to source appropriate assets to back our long-dated liabilities; level of competition and consolidation; our ability to market and distribute products through current and future distribution channels; unforeseen liabilities or asset impairments arising from acquisitions and dispositions of businesses; the realization of losses arising from the sale of investments classified available-for-sale; our liquidity, including the availability of financing to satisfy existing financial liabilities on expected maturity dates when required; obligations to pledge additional collateral; the availability of letters of credit to provide capital management flexibility; accuracy of information received from counterparties and the ability of counterparties to meet their obligations; the availability, affordability and adequacy of reinsurance; legal and regulatory proceedings, including tax audits, tax litigation or similar proceedings; our ability to adapt products and services to the changing market; our ability to attract and retain key executives, employees and agents; the appropriate use and interpretation of complex models or deficiencies in models used; political, legal, operational and other risks associated with our non-North American operations; acquisitions or divestitures, and our ability to complete transactions; environmental concerns; our ability to protect our intellectual property and exposure to claims of infringement; and our inability to withdraw cash from subsidiaries.

Additional information about material risk factors that could cause actual results to differ materially from expectations and about material factors or assumptions applied in making forward-looking statements may be found in our 2023 Management’s Discussion and Analysis under “Risk Factors and Risk Management” and “Critical Actuarial and Accounting Policies” and in the “Risk Management” note to the Consolidated Financial Statements for the year ended December 31, 2023, as well as elsewhere in our filings with Canadian and U.S. securities regulators.

The forward-looking statements in this document are, unless otherwise indicated, stated as of the date hereof and are presented for the purpose of assisting investors and others in understanding our financial position and results of operations, our future operations, as well as our objectives and strategic priorities, and may not be appropriate for other purposes. We do not undertake to update any forward-looking statements, except as required by law.

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